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June 20, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Rebecca Marquigny, Esq.

Re:	RiverPark Funds Trust (Registration No. 333-167778/811-22431) Response to Examiner Comments on Post-Effective Amendment No. 35

Dear Ms. Marquigny:

On March 14, 2023, RiverPark Funds Trust (the " Registrant ") filed Post-Effective Amendment No. 35 (“PEA No. 35”) to its registration statement on Form N-1A seeking to register shares of Riverpark/Next Century Growth Fund, a new series of the Registrant (the “Fund”). On May 1, 2023, the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") telephonically provided comments to PEA No. 35 and the Registrant provided its responses on June 6, 2023 via a correspondence filing on Edgar (the “June 6 Response Letter”. On June 9, 2023, the Staff provided the follow-up comments below. Please see the Registrant’s responses, which the Registrant has authorized Blank Rome LLP to make on its behalf.

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), PEA No. 35 would have become effective on May 28, 2023. On May 26, 2023, the Registrant filed a BXT filing to designate a new effective date of June 15, 2023 for PEA No. 35. On June 14, 2023, the Registrant filed a subsequent BXT filing to designate a new effective date of June 26, 2023 for PEA No. 35. The Registrant expects to file Post-Effective Amendment No. 38 on or before June 23, 2023, which will become effective on June 26, 2023 and which will reflect changes made in response to the Staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in PEA No. 35. The section and page references that we refer to in the Trust’s responses are references to the filed version of the PEA No. 35. Unless otherwise defined in this letter, capitalized terms have the meanings given in the PEA No. 35.

June 20, 2023

Prospectus

Principal Investment Strategies

1.	Comment: Reference is made to the Registrant’s response to comment Nos. 9 and 10 in the June 6 Response Letter, including the updated Principal Investment Strategies section attached as Appendix B thereto. Please further revise the updated Principal Investment Strategies section to:

(a)	In the new third paragraph, explain what is meant by the term “organic revenue growth” in the new third paragraph. In addition, please add disclosure describing the factors that inform the Sub-Adviser’s opinion that companies are “likely to do so soon.”
(b)	In the new fourth paragraph, add more disclosure regarding the referenced financial models. In addition, provide further information regarding the descriptors included in the last sentence of this paragraph.
(c)	In the last sentence of the new fifth paragraph, please explain why the Sub-Adviser expects there to be a significant exposure to the sectors listed.
(d)	In the new sixth paragraph, include additional disclosure explaining the factors that would inform the Sub-Adviser’s decision to sell a particular holding.

Response

(a)	The Registrant supplementally advises that the term “organic revenue growth” was meant to distinguish from revenue growth achieved through acquisitions; however, given the potential for confusion, the term “organic” has been deleted. With respect to the second part of this comment, the language has been modified to indicate the Sub-Adviser’s belief that a company will likely realize greater revenue growth based on its knowledge of the company and improving company fundamentals. The Registrant advises that the Sub-Adviser does not rely on any specific criteria or external sources to make this determination. The third paragraph has been revised to read as follows:

“The first step of the investment selection process is to screen for companies that either have exhibited greater than 15% revenue growth or are likely to achieve a greater than 15% revenue growth rate soon, in the opinion of the Sub-Adviser, based on its research and analysis of the company’s business and financial information.”

(b)	The Registrant supplementally advises that the term “financial models” was not meant to imply that the Sub-Adviser would use quantitative models to make purchase and sale decisions for the Fund, which they are not. As a result, the term “financial models” has been removed from the referenced paragraph. With respect to the second part of the comment, to avoid any unnecessary confusion, the Registrant has deleted the term “leadership position” and substituted “strong market share” and has modified the language to make it clear that these are not objective standards but are merely the opinion of the Sub-Adviser. The fourth paragraph has been revised to read as follows:

“Each company that passes the initial screen is then subject to a research review of the size of the market in which the company operates, the competitive landscape within that market and the company’s income statement. The Sub-Adviser seeks to invest in companies, which in its opinion, benefit from strong market share and manageable competition in large and/or expanding markets that can support long-term revenue and earnings growth.”

June 20, 2023

(c)	The Registrant supplementally notes that, as stated in the sentence immediately prior to the referenced sentence, the sector weightings are the result of the Sub-Adviser’s bottom-up stock selection and are not the result of any top-down decision to choose one sector over another. The expectation of specific sector weightings at launch is based on the current holdings and expected low turnover in portfolios managed for the Sub-Adviser’s existing clients with similar mandates to the Fund. No revisions were made to the referenced sentence.

(d)	The referenced paragraph has been revised to clarify the description of the factors that could lead to a sell decision. The second sentence of the sixth paragraph has been revised to read as follows:

“Positions are subject to sale based on several factors, including direct research that uncovers a change to the investment thesis, slower revenue growth, declining margins, earnings shortfalls, or a market valuation no longer justified by its current fundamentals.”

Principal Risks

2.	Comment: The Staff notes that the revised principal investment strategies section indicates that the Sub-Adviser uses financial models and also indicates that the Fund may have significant exposure to the healthcare and industrials sectors. As such, please add risk disclosure for these to the Principal Risks section.

Response: The Registrant notes that, as provided in the response to Item 1 above, the reference to “financial models” has been removed from the principal investment strategies, and as a result, the Registrant declines to add risk disclosure regarding financial models to the Principal Risks section. The Registrant has added to the following risk disclosure related to healthcare and industrials sectors to the Principal Risks section:

Healthcare Sector Risk. The Fund may invest a substantial portion of its assets directly or indirectly in securities issued by healthcare companies and, as a result, the performance of the Fund will be impacted by economic, political and regulatory risks or other occurrences associated with the healthcare industry. Healthcare companies may be significantly affected by product obsolescence, thin capitalization, limited product lines and markets, civil liability claims and legislative or regulatory activities, among other factors.

Industrials Sector Risk. The industrials sector includes companies in the commercial and professional services and transportation industry groups, including companies engaged in the business of human capital management, business research and consulting, air freight and logistics, airlines, maritime shipping and transportation, railroads and trucking, transportation infrastructure, and aerospace and defense. The value of securities issued by companies in the industrials sector may be adversely affected by supply and demand changes related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. Global events and changes in government regulations, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. The industrials sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. Companies in the industrials sector, particularly aerospace and defense companies, may also be adversely affected by government spending policies because companies in this sector tend to rely to a significant extent on government demand for their products and services.

June 20, 2023

Management of the Fund

3.	Comment: Reference is made to the Registrant’s response to comment No. 28 in the June 6 Response Letter. Please supplementally provide additional detail regarding the fee sharing arrangement, including whose client transferred assets, why, and who initiated the transfer, what was the timeline of the transaction, and which parties benefitted and how. In addition, please provide an analysis under Section 17 and a more detailed Section 15 explanation regarding why the transfer was not considered an assignment under such section.

Response: The Registrant supplements its prior response with the following.

Brinker Capital (“Brinker”), an institutional wealth manager, was an investor on behalf of its clients in the RiverPark Short Term High Yield Fund and the RiverPark Strategic Income Fund (the “RiverPark Funds”). At the time of the transaction, both RiverPark Funds were sub-advised by Cohanzick Management LLC (“Cohanzick”). In 2017, Brinker launched its own series of 1940 Act funds under the Brinker Capital Destinations Trust.

Brinker engaged CrossingBridge Advisors, LLC (“CrossingBridge”), a wholly owned subsidiary of Cohanzick, as one of the sub-advisers to the Destinations Low Duration Fixed Income Fund and the Destinations Global Fixed Income Opportunities Fund (the “Destinations Funds”), both of which employ multi-manager strategies. Brinker then decided to move some client assets from the two RiverPark Funds into funds within its trust.

On March 16, 2017, Brinker obtained an exemptive order from the SEC (Release No. IC-32534; March 16, 2017) allowing, among other things, the purchase by the Destinations Funds of mutual fund shares. After obtaining this exemptive order, the Destinations Funds acquired shares of the RiverPark Funds. Over a period from April 3 to April 7, 2017, the Destinations Funds redeemed in kind approximately $121 million from the RiverPark Short Term High Yield Fund and $246 million from the RiverPark Strategic Income Fund. Given the involvement of Cohanzick and its affiliate, CrossingBridge, on both sides of the transfer, the redemption in kind was processed in accordance with the exemption provided by Rule 17a-7 under the 1940 Act - the securities were valued at NAV at the close of business and no broker fees were paid.

RiverPark has no relation with the Destinations Funds and provides no advisory services to them. No advisory contract was assigned or transferred in connection with the transaction, and, therefore, Section 15 of the 1940 Act was not applicable. In exchange for RiverPark allowing Cohanzick’s subsidiary, CrossingBridge, to act as a sub-adviser to the Destinations Funds, which would have similar strategies and management teams as the RiverPark Funds, Cohanzick agreed to pay RiverPark an amount based on the sub-advisory fees received by CrossingBridge from the Destinations Funds. This was fully disclosed to Brinker and the Destinations Funds.

June 20, 2023

Brinker initiated the transaction and was the primary beneficiary. RiverPark did not benefit in any way. As a result of this transaction, new competitive mutual funds with similar strategies and management teams were now available in the marketplace, and assets were redeemed from the RiverPark Funds, resulting in lower management fees to RiverPark overall.

PART C

4.	Comment: Reference is made to the Registrant’s response to comment No. 43 in the June 6 Response Letter. The Staff acknowledges that the Registrant is not requesting acceleration pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”); however, the Staff requests that Registrant nevertheless include the indemnification undertaking required by Rule 484 of the Securities Act.

Response: The requested undertaking has been added.

5.	Comment: Reference is made to the Registrant’s response to comment No. 44 in the June 6 Response Letter. The Staff disagrees with the Registrant’s response.

Response: The Registrant acknowledges the Staff’s disagreement. The Registrant will add disclosure to Item 31 indicating which sections of the Form ADV includes the information requested by Item 31.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at (212) 885-5239 if you have any questions.

Sincerely yours,

/s/ Thomas R. Westle
Thomas R. Westle